

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2023

Michael Casamento
Chief Financial Officer
Amcor plc
83 Tower Road North
Warmley, Bristol
United Kingdom, BX308XP

> **Re: Amcor plc**
> **Form 10-K for the Year Ended June 30, 2022**
> **Form 10-Q for the Quarter Ended December 31, 2022**
> **Form 8-K furnished February 7, 2023**
> **File No. 001-38932**

Dear Michael Casamento:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Presentation of Non-GAAP Information, page 34

1. We note your disclosure that Adjusted EBIT from continuing operations and Adjusted Net Income from continuing operations include an adjustment for the amortization of acquired intangible assets from business combinations. We also note from your footnote to the table that amortization of acquired intangible assets from business combinations includes amortization expenses related to all acquired intangible assets from past acquisitions, including $26 million of sales backlog amortization for the fiscal year 2020 from the Bemis acquisition. Please revise future filings to disclose that while the expense is excluded, the revenue of the acquired company is reflected in the measure and that those assets contribute to revenue generation. Your disclosures in your earnings releases

furnished on Form 8-K should be similarly revised.

Note 11. Fair Value Measurements, page 71

2.   We note that within the section titled "Assets and Liabilities Measured and Recorded at Fair Value on a Nonrecurring Basis," you disclose that during the fourth quarter of fiscal year 2022, you met the criteria to recognize the related assets and liabilities of the Russian operations as held for sale which resulted in remeasuring the disposal group at its fair value, less cost to sell, which is considered a Level 3 fair value measurement. Please tell us, and revise to disclose in future filings, the description of the valuation technique(s) and the inputs used in the fair value measurement of the disposal group. See guidance in ASC 820-10-50-2(bbb)(1). Please note this disclosure should be made for any material nonrecurring fair value measurements.

Note 21. Segments, page 97

3.   We note your disclosure of revenue disaggregated by sales by major product and geography. Please tell us how you considered disclosing revenue by industry segment under the guidance in ASC 606-10-55-89 through 55-91. In this regard, we note that investor presentations and earnings calls appear to address changes in sales volumes related to specific industries or market segments such as medical and pharmaceutical, beverage, food and consumer goods, etc. Please advise or revise accordingly.

4.   We note your disclosure that your five Flexibles operating segments (Flexibles Europe, Middle East and Africa; Flexibles North America; Flexibles Latin America; Flexibles Asia Pacific; and Specialty Cartons) have been aggregated in the Flexibles reportable segment as they exhibit similarity in economic characteristics and future prospects, similarity in the products they offer, their production technologies, the customers they serve, the nature of their service delivery models, and their regulatory environments. We also note from your disclosure in MD&A on page 29 that it appears higher rates of regional inflation and raw material supply in certain regions affected your operations. Please explain to us how you evaluated the aggregation criteria in ASC 280-10-50-11 in determining you have only one Flexibles reportable segment. In doing so, explain in sufficient detail how you determined your operating segments have similar economic characteristics, including historical and projected profit measures for each of the operating segments.

Form 10-Q for the Quarter Ended December 31, 2022

Note 3. Restructuring and Other Related Activities, Net, page 12

5.   We note that in the three months ended December 31, 2022, you recognized a pre-tax net gain on the disposal of the Russian Business which included a reversal of a $90 million impairment charge recorded in the quarter ended June 30, 2022. Please provide us more detail as to how you calculated the $215 million gain. As part of your response, please explain to us why you believe it is appropriate to reverse this impairment charge. See

guidance in ASC 360-10-35-20.

Form 8-K furnished February 7, 2023

Exhibit 99.1 Earnings Release , page 14

6.   We note that your Adjusted Free Cash Flow measure excludes amounts related to the Russia-Ukraine conflict, which appear to be cash costs. Please tell us how you considered Item 10(e)(ii)(A) of Regulation S-K, which prohibits the exclusion of liabilities or charges that require, or may require, cash settlement from a liquidity measure or revise to remove such adjustment. Also, please tell us why you believe it is appropriate to reconcile adjusted free cash flow to both net cash provided by operating activities, and Adjusted EBITDA. In this regard, it appears from your disclosure that you use Adjusted EBITDA as a performance measure, however Adjusted Free Cash Flow is a liquidity measure. Please advise or revise accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire Erlanger at (202) 551-3301 or Melissa Gilmore at (202) 551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing